

13002509

No Act

P.E. 1/30/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Marc O. Williams
Davis Polk & Wardwell LLP
marc.williams@davispolk.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-30-13

Re: Morgan Stanley

Dear Mr. Williams:

This is in regard to your letter dated January 30, 2013 concerning the shareholder proposal submitted by the Equality Network Foundation for inclusion in Morgan Stanley's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Morgan Stanley therefore withdraws its January 7, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Marc O. Williams

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 6145 tel
212 701 5843 fax
marc.williams@davispolk.com

January 30, 2013

Re: Morgan Stanley Withdrawal of No-Action Request Dated January 7, 2013 Regarding Shareholder Proposal of Investor Voice on behalf of the Equality Network Foundation

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N .E.
Washington, D.C. 20549

Ladies and Gentlemen:

We refer to our letter, dated January 7, 2013 (the "**No-Action Request**"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that Morgan Stanley (the "**Company**") may exclude the shareholder proposal and supporting statement (the "**Proposal**") submitted by Investor Voice on behalf of the Equality Network Foundation (the "**Proponent**") from the proxy materials it intends to distribute in connection with its 2013 Annual Meeting of Shareholders.

Attached hereto as Exhibit A is a communication, dated January 26, 2013 (the "**Withdrawal Communication**"), from the Proponent to the Company withdrawing the Proposal. In reliance on the Withdrawal Communication, we hereby withdraw the No-Action Request.

Please contact the undersigned at (212) 450-6145 or marc.williams@davispolk.com if you should have any questions or need additional information. Thank you for your attention to this matter.

Respectfully yours,



Marc O. Williams

Attachment

cc w/ att: Martin Cohen, Corporate Secretary, Morgan Stanley

Jeanne Greeley O'Regan, Deputy Corporate Secretary, Morgan Stanley

Bruce T. Herbert, Chief Executive, Investor Voice

Exhibit A

Withdrawal Communication

From: Bruce Herbert - Team IV <team@investorvoice.net>
Date: January 26, 2013, 10:51:22 AM EST
To: "ShareholderProposals@sec.gov" <ShareholderProposals@sec.gov>
Cc: 'Jeanne Greeley' <Jeanne.Greeley@morganstanley.com>, 'Jacob Tyler' <Jacob.Tyler@morganstanley.com>, "Williams, Marc O." <marc.williams@davispolk.com>, Bruce Herbert - IV Team <team@investorvoice.net>
Subject: MS. Withdrawal of Shareholder Proposal.

VIA ELECTRONIC DELIVERY
To: ShareholderProposals@sec.gov

January 26, 2013

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Morgan Stanley, Withdrawal of Shareholder Proposal

Dear Madam or Sir:

Morgan Stanley, by letter dated January 7, 2013, submitted (via counsel, Davis Polk & Wardwell, LLP) a no-action request under Rule 14a-8, in response to a shareholder Proposal submitted December 6, 2012 by Investor Voice on behalf of the Equality Network Foundation.

As a result of worthwhile interactions with the Company and in anticipation of ongoing dialogue on the important governance topic of vote-counting, we write to formally withdraw the shareholder Proposal.

In respect for the Commission's time and resources, this makes further consideration of the no-action request unnecessary and, indeed, moot. We thank the Staff for its time and attention to this matter.

Should you have comments or questions, please feel free to contact me at (206) 522-1944 or team@investorvoice.net

Happy New Year, . . . Bruce Herbert

cc: Jeanne Greeley, Deputy Corporate Secretary, Morgan Stanley
Jacob Tyler, Assistant Corporate Secretary, Morgan Stanley
Marc Williams, Davis Polk & Wardwell, LLP
Equality Network Foundation

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

2212 Queen Anne Ave N, #406
Seattle, Washington 98109
(206) 522-1944

team@investorvoice.net
www.investorvoice.net

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Marc O. Williams

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 6145 tel
212 701 5843 fax
marc.williams@davispolk.com

January 7, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Morgan Stanley, a Delaware corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal and supporting statement dated December 6, 2012 (the "**Proposal**") submitted by Investor Voice on behalf of the Equality Network Foundation (the "**Proponent**") and received by the Company on December 7, 2012 for inclusion in the proxy materials Morgan Stanley intends to distribute in connection with its 2013 Annual Meeting of Shareholders (the "**2013 Proxy Materials**"). The Proposal and related correspondence are attached hereto as Exhibit A and Exhibit B, respectively.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, Morgan Stanley omits the Proposal from the 2013 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") not less than 80 days before Morgan Stanley plans to file its definitive proxy statement.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2013 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal asks that the shareholders of the Company adopt the following resolution:

> "RESOLVED: Shareholders of Morgan Stanley (or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items."

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly omitted from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because the Proposal would, if implemented, violate Delaware law;
- Rule 14a-8(i)(6) because the Company lacks the power to implement the Proposal;
- Rule 14a-8(i)(l) because the Proposal deals with a matter that is not a proper subject for action by stockholders under Delaware law; and
- Rule 14a-8(i)(3) because the Proposal contains vague and materially false and misleading statements in violation of Rule 14a-9.

1. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(2) because the Proposal would, if implemented, violate Delaware law.**

Rule 14a-8(i)(2) permits the omission of a proposal when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Proposal would, if implemented, cause the Company to violate the General Corporation Law of the State of Delaware (the "**DGCL**") because it would, with respect to a number of matters, impose a voting approval standard at odds with the voting approval standard required by the DGCL.

The Company is a Delaware corporation and is governed by, among other things, the DGCL. The Proposal requests that the Company's Board of Directors (the "**Board**") amend the Company's governing documents so that all matters presented to stockholders be decided by a simple majority of shares voted for and against an item (or withheld, in the case of director elections). As more fully described in the opinion of Richard, Layton & Finger, P.A., Delaware counsel to the Company ("**Richards Layton**"), which is attached as Exhibit C, the DGCL does not permit the uniform voting standard requested by the Proponent.

The DGCL specifies a number of corporate actions as to which stockholder approval is required, and sets forth the vote required for stockholders to approve such corporate actions. The voting standard requested by the Proponent would, if implemented, violate Delaware law because the DGCL specifies that a higher voting standard is required for a number of actions. For example, a number of actions ***require the affirmative vote of at least a majority of the outstanding stock of the corporation***, including pursuant to the following DGCL sections:

- Section 251 of the DGCL (mergers and consolidations);
- Section 271 of the DGCL (sales of all or substantially all of the Company's assets); and
- Section 275 of the DGCL (dissolution, if previously approved by the Board).

Furthermore, Section 242 of the DGCL ***requires the affirmative vote of at least a majority of the outstanding stock of each class of the corporation*** to approve an amendment to the Company's charter and Section 266 of the DGCL ***requires the affirmative vote of all outstanding stock of the corporation*** to approve the conversion of the Company from a corporation into another legal entity.

All of the provisions of the DGCL referenced above require the affirmative vote of at least a majority of the outstanding stock of the Company, while the Proposal would only require a simple majority of votes cast for and against an item. The DGCL does not permit a corporation to specify a lower voting standard with respect to the corporate actions for which a stockholder vote is specified. Specifically, Section 102(b)(4) of the DGCL permits a Delaware corporation to include in its certificate of incorporation provisions that increase the requisite vote of stockholders otherwise required under the DGCL. That subsection provides that "the certificate of incorporation may . . . contain . . . [p]rovisions requiring for any corporate action, the vote of a larger portion of the stock . . . than is required by [the General Corporation Law]." While Section 102(b)(4) permits certificate of incorporation provisions to require a greater vote of stockholders than is otherwise required by the DGCL, that subsection does not (nor does any other section of the DGCL) authorize a corporation to provide for a lesser vote of stockholders than is otherwise required by the DGCL. As a result, a stockholder vote sufficient to satisfy the Proposal's voting standard could very well be insufficient to satisfy the minimum vote requirement under the DGCL. Because the Proposal specifies that "all matters presented to shareholders shall be decided" by the standard set forth in the Proposal, implementing the Proposal would require the Company to commit to adhere to the results of a stockholder vote even if the stockholder vote does not meet the minimum standard required by the DGCL. For this reason, the Company simply may not implement the Proposal as a matter of Delaware law.

In addition, the Staff has previously granted no action relief for the exclusion of similar stockholder proposals to that of the Proponent under Rule 14a-8(i)(2). *See The J.M. Smucker Co.* (June 22, 2012) (excluding a proposal nearly identical to the Proposal that "all matters presented to shareholders shall be decided by a majority of the shares voted FOR and AGAINST an item" pursuant to Rule 14a-8(i)(2) because it violated state law); *The Boeing Co.* (March 4, 1999) (excluding a proposal that the bylaws be amended so that "issues submitted to shareholder vote [be] decided by simple majority vote of shares present and voting" pursuant to Rule 14a-8(i)(2) because it violated Delaware law); *AlliedSignal, Inc.* (January 29, 1999) (same); *Abbott Laboratories* (February 2, 2011) (excluding a proposal providing that "each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" under Rule 14a-8(i)(2) because Illinois statutory law required the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter, unless Illinois statutory law or charter required a higher vote); *see also AT&T Inc.* (February 12, 2010) (permitting exclusion of a proposal under Rule 14a-8(i)(2) that requested a voting standard for stockholder action by written consent that was lower than would be required under the DGCL for certain actions); *Bank of America Corp.* (January 13, 2010) (same); *Pfizer Inc.* (December 21, 2009) (same); *Kimberly-Clark Corp.* (December 18, 2009) (same).

While matters requiring stockholder action other than those enumerated in the DGCL could be authorized by a majority of the shares voted for and against if the Company's charter or bylaws so provided, the Proposal is not limited in its scope to such matters – instead, it seeks to apply this standard to all matters, even where a higher standard is required by law. This distinguishes the Proposal from other similar proposals for which the Staff has declined to take a no-action position. For example, in *Gilead Sciences, Inc.* (February 19, 2010), the shareholder submitted a similar proposal to the Proponent's, which called for "each shareholder voting requirement...[to] be changed to a majority of votes cast for and against the proposal..." However, in that case the proposal would have applied this standard only where doing so would be "...in compliance with applicable laws." The Proposal, however, contains no such qualification but rather applies to "all matters unless shareholders have expressly approved a higher threshold for specific types of items." As discussed above, a variety of matters require approval by at least a majority of the outstanding shares under the DGCL. Therefore, the Proposal, if implemented would cause the Company to violate Delaware law.

For the reasons stated above, the Company believes that the Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(2).

2. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(6) because the Company lacks the power to implement the Proposal.**

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The Proposal may be excluded on this basis because, as described above, implementation of the Proposal would violate the DGCL. *See* Exhibit C for the opinion of Richards Layton to this effect. Because implementation of the Proposal would cause the Company to violate the DGCL, the Company does not have the power and authority to do so. *See PG&E Corp.* (February 25, 2008) (excluding a proposal pursuant to Rule 14a-8(i)(6) because the proposal, if implemented, would cause the company to violate state law); *Schering-Plough Corp.* (March 27, 2008) (same); *Bank of America Corp.* (February 26, 2008) (same); *see also Schering-Plough Corp.* (March 27, 2008); *Bank of America Corp.* (February 26, 2008); *Boeing Co.* (February 19, 2008); *Xerox Corp.* (Feb. 23, 2004); *Burlington Resources Inc.* (Feb. 7, 2003).

In addition, the Company lacks the power to implement the Proposal because it would violate the New York Stock Exchange ("NYSE") listing standards. The Company is listed on the NYSE and is therefore subject to the rules set forth in the NYSE Listed Company Manual, which require stockholder approval of a number of matters (*e.g.*, issuances of securities in certain situations and adoption of equity compensation plans). *See* NYSE, Inc. Listed Co. Manual §312, §303A. Under Section 312.07 of the NYSE Listed Company Manual, when stockholder approval is required for "the listing of any additional or new securities of a listed company, the minimum vote which will constitute shareholder approval for listing purposes is defined by a majority of votes cast on a proposal...provided that the total votes cast on the proposal represents over 50% in interest of all securities entitled to vote on the proposal." The NYSE staff has consistently taken the view that abstentions are to be counted as "votes cast" under Section 312.07. Because the Proposal would require the Company adhere to a voting standard that is at odds with the voting standard mandated by the NYSE rules to which the Company is subject, the Company lacks the power to implement the Proposal.

For these reasons, the Company believes that the Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(6).

3. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law.**

Rule 14a-8(i)(l) allows a company to omit from its proxy materials shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Proposals that, if adopted, would require a Delaware corporation to violate the DGCL are not a proper subject for stockholder action. As described above, the Proposal, if adopted, would cause the Company to violate Delaware law. *See* Exhibit C for the opinion of Richards Layton to this effect. For this reason, the Company believes that the Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(1).

4. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite and contains materially false and misleading statements in violation of Rule 14a-9.**

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials."

Rule 14a-9 provides that no solicitation may be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B, the Staff states that exclusion under Rule 14a-8(i)(3) can be appropriate where the "company demonstrates objectively that a factual statement is materially false or misleading." The Staff has previously granted no action relief for the exclusion of stockholder proposals that contained false and misleading statements under Rule 14a-8(i)(3). *See, e.g., General Electric Co.* (January 6, 2009) (excluding a proposal under Rule 14a-8(i)(3) on the basis of false and misleading statements regarding the company's current vote counting standard for director elections); *Johnson & Johnson* (January 31, 2007) (excluding a proposal to provide an advisory vote to approve the compensation committee report under Rule 14a-8(i)(3) because of false and misleading statements implied in the proposal about the required contents of such report under Commission rules); *Entergy Corp.* (February 14, 2007) (excluding a proposal under

Rule 14a-8(i)(3) because it contained objectively false and misleading statements regarding the Company's executives, directors and policies).

In the supporting statement, the Proponent states that the Company "does not follow the SEC standard" for counting votes. The Proponent implies that the "SEC standard" is to determine results by counting the "votes cast FOR, divided by the FOR plus AGAINST votes." In support of this claim, the Proponent cites the Commission rules on vote-counting for "resubmission of shareholders sponsored proposals." While in Staff Legal Bulletin No. 14, the Staff states that for purposes of Rule 14a-8(i)(12) regarding resubmissions of shareholder proposals results are determined by counting votes for the proposal, divided by votes for the proposal and votes against the proposal, this is not the only vote counting standard the Commission uses. For example, under Rule 16b-3(d)(2) of the Exchange Act, the Commission specifies a vote counting standard of a "majority of the securities of the issuer present or represented, and entitled to vote at the meeting," for exempting certain transactions from Section 16(b) of the Exchange Act – the same standard as is embodied in the Company's bylaws.[1] Similarly, Rule 18f-2(a) of the Investment Company Act of 1940, specifies a voting standard of "a majority of the outstanding voting securities of each class or series of stock affected by such matter." However, nowhere does the supporting statement acknowledge that the Commission has applied different standards in different contexts. Instead, after first introducing the Rule 14a-8(i)(12) standard, the supporting statement refers to the "SEC standard" or "SEC vote-counting standard" in six separate instances without ever acknowledging that the Commission has not in fact adopted a uniform standard. For these reasons, the Company believes that the Proposal contains materially false and misleading statements and may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(3).

In addition, the Proposal is inherently vague and indefinite so as to be materially misleading because there is no way for the Board to know how it should implement the Proposal – and similarly there is no way for stockholders to know what they would be supporting were they to vote for the Proposal - because the Proposal cannot be implemented without causing the Company to violate Delaware law and NYSE listing standards. The Staff has specifically allowed the exclusion of proposals in reliance on rule 14a-8(i)(3) where, as is the case with the Proposal, a misapplication or misunderstanding of Delaware law caused the proposal to be vague or misleading. *See Jefferies Group, Inc.* (February 11, 2008) (excluding a proposal requesting that management submit and support certain proposals in future proxy statements where such tasks are the province of the board of directors under Delaware law); *Newell Rubbermaid* (February 2, 2012) (excluding a proposal that was subject to multiple interpretations because its language erroneously suggested that Delaware established a minimum required stock ownership for stockholders to call special meetings). Similarly, the heart of the Proposal is built on the erroneous proposition that the Proponent's vote counting standard, as proposed, is permissible under Delaware law and NYSE listing standards. In fact, it is not, and because the Company cannot implement a proposal that would cause it to violate either Delaware law or the NYSE

[1] The Company's bylaws provide that "...all matters other than the election of directors submitted to stockholders at any meeting shall be decided by the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote thereon..." *Section 2.08 of the Company's Amended and Restated Bylaws dated March 9, 2010.*

listing standards, there is no way for the Company to know how to implement the Proposal or for stockholders to understand for what they would be voting were they to support the Proposal.

For these reasons, the Company believes that the Proposal is inherently vague and misleading and may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(3).

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, Morgan Stanley omits the Proposal from its 2013 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-6145 or marc.williams@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,



Marc O. Williams

Attachments

cc w/ att: Martin Cohen, Corporate Secretary, Morgan Stanley

Jeanne Greeley O'Regan, Deputy Corporate Secretary, Morgan Stanley

Bruce T. Hebert, Chief Executive, Investor Voice

Exhibit A

Proposal


INVESTOR
VOICE

2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109
(206) 522-1944

VIA OVERNIGHT DELIVERY

Thursday, December 6, 2012

Mr. Martin M. Cohen
Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, NY 10036

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Mr. Cohen:

Investor Voice, on behalf of clients, reviews the financial, social, and governance implications of the policies and practices of public corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

There appears to be more than one vote-counting formula in use in the Morgan Stanley proxy, which is a practice that may confuse and possibly disadvantage shareholders. We would welcome a discussion of your thinking in regard to these policies. We have successfully discussed this good-governance topic with other major corporations with the result that their Boards have adopted changes that ensure a more consistent and fair vote-counting process across-the-board.

See for example:

Cardinal Health (2012 proxy, page 2)
http://ir.cardinalhealth.com/annual-proxy.cfm

Plum Creek (2011 proxy, page 4)
http://www.plumcreek.com/Investors/nbspFinancialPublications/tabid/62/Default.aspx

We believe, and Boards of Directors have concurred, that the adoption of a consistent vote-counting standard – the "SEC Standard" – enhances shareholder value over the long term.

Therefore, on behalf of the Equality Network Foundation (authorization attached), please find the enclosed resolution that we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that *Investor Voice* is the sponsor of this resolution.

Martin M. Cohen
Morgan Stanley
12/6/2012
Page 2

The Equality Network Foundation is the beneficial owner of 142 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation available upon request), which have been continuously held since July of 2007. In accordance with SEC rules, it is the client's intention (statement attached) to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders, and (if required) a representative of the filer will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a meeting of the minds will result in steps being taken that will allow the proposal to be withdrawn.

Toward that end, you may contact us via the address and phone listed above

Many thanks. We look forward to hearing from you and enjoying a robust discussion of this important governance topic.

Sincerely,



Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Equality Network Foundation
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Vote-Counting
Appointment Letter for Investor Voice
Statement of Intent to Hold Shares

RESOLVED: Shareholders of Morgan Stanley (or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items.

SUPPORTING STATEMENT:

Morgan Stanley is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a single vote-counting standard for establishing eligibility for resubmission of shareholder-sponsored proposals. It is the votes cast FOR, divided by the FOR plus AGAINST votes.

Morgan Stanley does not follow the SEC standard, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes.

Morgan Stanley's policy states (for shareholder-sponsored proposals) that the "Effect of Abstentions" is that of a "Vote Against."

This variant method makes Morgan Stanley an outlier among its peers in the S&P 500, which generally follow (with limited exceptions) the SEC standard.

Using ABSTAIN votes as Morgan Stanley does counters a hallmark of democratic voting – honoring voter intent. Thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to benefit management.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, Morgan Stanley unilaterally counts all abstentions in favor of management (irrespective of the voter's intent).

[2] Abstaining voters consciously choose not to support management's recommendation against a shareholder-sponsored item. However, again, Morgan Stanley unilaterally counts all abstentions in favor of management (irrespective of voter intent).

[3] Further, we observe that Morgan Stanley embraces the SEC vote-counting standard (that this proposal requests) for director elections. In these cases, the Company excludes abstentions, saying the "Effect of Abstentions" is "No Effect" – which boosts (and therefore favors) the vote-count for management-nominated directors.

However, when it comes to shareholder-sponsored proposals, Morgan Stanley does not choose the SEC vote-counting standard. Instead, the Company switches to a more stringent method that includes abstentions (again, to the benefit of management).

IN CLOSING:

Except to favor management in each instance, these practices are arbitrary, fail to respect voter intent, and run counter to core principles of democracy.

We believe a system that is internally inconsistent harms shareholder best-interest, and instead empowers management at the expense of Morgan Stanley's true owners.

Morgan Stanley tacitly acknowledges the inequity of these practices when it applies the SEC standard to board elections, but applies more stringent requirements to shareholder-sponsored proposals.

This proposal calls for democratic, fair, and consistent use – across-the-board – of the SEC standard, while allowing flexibility for adoption of higher thresholds for extraordinary items.

Therefore, please vote FOR this common-sense proposal that embraces corporate governance best-practices for the benefit of both Company and shareowners.

~ ~ ~

Wednesday, May 16, 2012

Bruce T. Herbert
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

Re: Appointment of Newground / Investor Voice

To Whom It May Concern:

By this letter the Equality Network Foundation authorizes and appoints Newground Social Investment and/or Investor Voice (or its agents), to represent us for the securities that we hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings.

This authorization and appointment is intended to be forward-looking as well as retroactive.

Sincerely,



signature

Charles M. Gust
Executive Director

Wednesday, May 16, 2012

Re: Intent to Hold Shares

To Whom It May Concern:

By this letter the Equality Network Foundation hereby expresses its intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This statement of intent acknowledges this responsibility under SEC rules, and applies to the shares of any company that we own at which a shareholder proposal is filed (whether directly or on our behalf). This statement of intent is intended to be durable, and forward-looking as well as retroactive.

Sincerely,



signature

Charles M. Gust
Executive Director

c/o Bruce T. Herbert
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

Exhibit B

Correspondence and Proof of Ownership

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

December 13, 2012

VIA OVERNIGHT DELIVERY

Investor Voice
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109
Attn: Bruce T. Herbert, Chief Executive

Re: Morgan Stanley Stockholder Proposal

Dear Mr. Herbert:

On December 7, 2012, we received your letter dated December 6, 2012 submitting a proposal for inclusion in Morgan Stanley's (the "Company") 2013 proxy statement on behalf of the Equality Network Foundation.

Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement the Equality Network Foundation must, among other things, have continuously held at least $2,000 in market value of Morgan Stanley's common stock for at least one year by the date you submitted the proposal. The Equality Network Foundation is not currently the registered holder on Morgan Stanley's books and records of any shares of Morgan Stanley common stock and has not provided adequate proof of ownership. Accordingly, the Equality Network Foundation must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that on the date you submitted the proposal, December 6, 2012, the Equality Network Foundation had continuously held at least $2,000 in market value of Morgan Stanley common stock for at least the one year period prior to and including the date you submitted the proposal.

Most large U.S. brokers, banks and other securities intermediaries deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers, banks and securities intermediaries are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

In Staff Legal Bulletin No. 14G (October 16, 2012) (copy enclosed), the SEC staff has taken the view that a proof of ownership letter from an entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, (an "affiliate") of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

The Equality Network Foundation can confirm whether its broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant by asking its broker, bank or securities intermediary or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held, as follows:

- If the Equality Network Foundation's broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant, then the Equality Network Foundation needs to submit a written statement from its broker, bank or securities intermediary verifying that the Equality Network Foundation continuously held the required amount of Morgan Stanley shares for at least the one year period to and including the date you submitted the proposal, December 6, 2012.

- If the Equality Network Foundation's broker, bank or securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the Equality Network Foundation needs to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held verifying that the Equality Network Foundation continuously held the required amount of Morgan Stanley shares for at least the one year period prior to and including the date you submitted the proposal, December 6, 2012. The Equality Network Foundation should be able to find out who this DTC participant or affiliate of a DTC participant is by asking its broker, bank or securities intermediary. If the Equality Network Foundation's broker is an introducing broker, it may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through its account statements, because the clearing broker identified on its account statements will generally be a DTC participant.

- If the DTC participant or affiliate of a DTC participant that holds the Equality Network Foundation's shares knows the Equality Network Foundation's broker's, bank's or securities intermediary's holdings, but does not know the Equality Network Foundation's holdings, the Equality Network Foundation needs to submit two proof of ownership statements verifying that the required amount of Morgan Stanley shares were continuously held for at least the one year period prior to and including the date your submitted the proposal, December 6, 2012: one from the Equality Network Foundation's broker, bank or securities intermediary confirming the Equality Network Foundation's ownership, and the other from the DTC participant or affiliate of a DTC participant confirming the broker, bank or securities intermediary's ownership.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information no later than 14 calendar days from the date you receive this letter. If you provide us with documentation correcting these eligibility deficiencies, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter, we will review the proposal to determine whether it is appropriate for inclusion in our proxy statement.

A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference. I can be reached at (212) 762-7325 or at jacob.tyler@morganstanley.com.

Sincerely,



Jacob E. Tyler
Assistant Secretary

Enclosures

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of December 10, 2012

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21 (b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading

statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

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SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

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INVESTOR
VOICE

Investor Voice, SPC
2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109
(206) 522-1944

IMPORTANT FAX FOR:

Jacob E. Tyler
Assistant Secretary
Morgan Stanley
Tel: 212-762-7325
Fax: 212-507-0010

From:

Bruce T. Herbert
Tel: 206-522-1944
Fax: 678-506-6510

Date: 12/27/2012 **3 page(s), including cover**

Memo:

Re: Verification of Shares for the Equality Network Foundation

Please see the attached materials regarding the *Letter of Verification* for the Equality Network Foundation, in response to Mr. Tyler's 12/13/2012 letter.


INVESTOR
VOICE

Investor Voice, SPC
2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109
(206) 522-1944

VIA FACSIMILE (to 212-507-0010)

Thursday, December 27, 2012

Jacob E. Tyler
Assistant Secretary
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

Re: Shareholder Proposal Regarding Vote-Counting

Dear Mr. Tyler,

We received on December 14, 2012 your letter dated December 13, 2012 which requested verification of shareholding for the Equality Network Foundation, in regard to a shareholder proposal which was filed via letter dated December 6, 2012.

Attached is a letter from the custodian that verifies that the shares have been continuously held since 7/5/2007. This should fulfill the requirements of SEC Rule 14a-8 in their entirety – please inform us in a timely way should you feel otherwise.

The shareholder requests that you direct all correspondence related to this matter to the attention of Investor Voice, at the address listed below or at the e-mail address: team@investorvoice.net

For purposes of clarity and consistency of communication, please commence all e-mail subject lines with your ticker symbol "MS." (including the period) and we will do the same.

Thank you. As expressed in the 12/6/2012 letter, the issue of fair and consistent vote-counting is of importance to all shareholders. We look forward to a substantive discussion of this critical corporate governance matter.

Sincerely,

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc Equality Network Foundation

Exhibit C

Opinion of the Company's Delaware Counsel

RICHARDS
LAYTON &
FINGER
Attorneys at Law

January 7, 2013

Morgan Stanley
1585 Broadway
New York, New York 10036

Re: Stockholder Proposal on behalf of Equality Network Foundation

Ladies and Gentlemen:

We have acted as special Delaware counsel to Morgan Stanley, a Delaware corporation (the "Company"), in connection with a stockholder proposal (the "Proposal") on behalf of Equality Network Foundation (the "Proponent"), dated December 6, 2012, for the 2013 annual meeting of stockholders of the Company (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 9, 2008, as amended by the Certificates of Designation of the Company as filed with the Secretary of State on October 10, 2008, October 13, 2008 and October 28, 2008, respectively, the Certificates of Elimination of the Company as filed with the Secretary of State on June 23, 2009 and July 20, 2011, and the Certificate of Merger as filed with the Secretary of State on December 29, 2011 (collectively, the "Certificate of Incorporation"); (ii) the Bylaws of the Company, amended and restated on March 9, 2010 (the "Bylaws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal states the following:

> RESOLVED: Shareholders of Morgan Stanley (or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have expressly approved a higher threshold for specific types of items.

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(6) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(1) provides that a registrant may omit a stockholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) allows a proposal to be omitted if "the company would lack the power or authority to implement the proposal." In this connection, you have requested our opinion as to whether, under Delaware law, (i) the Proposal is a proper subject for action by the Company's stockholders, (ii) the implementation of the Proposal, if adopted by the Company's stockholders, would violate Delaware law, and (iii) the Company has the power and authority to implement the Proposal.

For the reasons set forth below, the Proposal, in our opinion, (i) would violate Delaware law if implemented, (ii) is beyond the power and authority of the Company to implement, and (iii) is not a proper subject for stockholder action under Delaware law.

DISCUSSION

I The Proposal would violate Delaware law if implemented.

The Company is a Delaware corporation governed by the General Corporation Law of the State of Delaware (the "General Corporation Law"). The Staff of the Division of Corporation Finance (the "Staff") has previously permitted the exclusion of stockholder proposals, like the Proposal, that, if implemented, would require a Delaware corporation to mandate a stockholder voting standard for corporate action that is lower than the standard required by the General Corporation Law based on the proposal violating Delaware law.[1] In addition, the Staff also recently permitted exclusion of a stockholder proposal submitted by the Proponent's representative to an Ohio corporation that was identical to the Proposal on the grounds that it required implementation of a voting standard that would violate similar statutory voting standards under Ohio corporate law.[2] For the very same reasons, the Proposal submitted to the Company by the Proponent would violate Delaware law. Specifically, the Proposal would require the Company's Board of Directors (the "Board") to seek an amendment to the Certificate of Incorporation and/or Bylaws that, if implemented, would violate Delaware law in that it would purport to enable stockholders to authorize the taking of certain corporate actions by the vote of a simple majority of the votes cast FOR and AGAINST the action, rather than the minimum vote required by the General Corporation Law to authorize such actions.

Although stockholders could in some instances authorize the taking of corporate action by a simple majority of the votes cast on the matter,[3] there are a number of actions that, under the General Corporation Law, mandate approval by stockholders representing a majority or more of the outstanding shares entitled to vote on the matter. For example, the General Corporation Law provides that: (i) conversion of a corporation to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or partnership (limited or general) must be approved by all outstanding shares of stock of the corporation, whether voting or nonvoting;[4] (ii) any transfer or domestication of a Delaware corporation to a foreign jurisdiction must be approved by all outstanding shares of stock of the corporation, whether voting or nonvoting;[5] (iii) a proposal to dissolve the corporation, if not previously approved by the board, must be authorized by the written consent of all of the stockholders entitled to vote thereon;[6] and (iv) any election by an existing stock corporation to be treated as a "close corporation" must be approved by "at least 2/3 of the shares of each class of

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[1] *See AT&T Inc.* (Feb. 12, 2010) (permitting exclusion of stockholder proposal under Rule 14a-8(i)(2) where proposal sought implementation of voting standard for stockholder action by written consent that was less than would be required under the General Corporation Law for certain actions); *Bank of America Corporation* (Jan. 13, 2010) (same); *Pfizer Inc.* (Dec. 21, 2009) (same); *Kimberly-Clark Corporation* (Dec. 18, 2009) (same).

[2] *See The J.M. Smucker Company* (June 22, 2012) (permitting exclusion because certain provisions of the Ohio Revised Code require a greater stockholder voting standard than the standard set forth in the proposal for taking certain corporate actions).

[3] For example, Section 216 of the General Corporation Law permits a Delaware corporation to specify in its certificate of incorporation or bylaws the stockholder vote necessary for the transaction of business at any meeting of stockholders, which could be set at a simple majority of the votes cast on the matter. However, Section 216 also provides that a corporation's authority to specify such a voting standard is expressly subject to the stockholder vote required by the General Corporation Law for a specified action. *See* 8 *Del. C.* § 216.

[4] *Id.* § 266(b).

[5] *Id.* § 390(b).

[6] *Id.* § 275(c).

stock of the corporation which are outstanding."[7] In addition to the foregoing, the General Corporation Law requires a number of corporate actions be adopted or approved by the affirmative vote of a majority of the outstanding stock entitled to vote thereon, such as: (i) the removal of a director without cause;[8] (ii) an amendment to a corporation's certificate of incorporation after the corporation has received payment for its stock;[9] (iii) an agreement of merger;[10] (iv) the sale of all or substantially all of the corporation's assets;[11] and (v) a proposal to dissolve the corporation, if previously approved by the board.[12]

Contrary to the request set forth in the Proposal, the Board could not take such steps as would be necessary "to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item" with respect to any of the matters set forth above because, under the General Corporation Law, these corporate actions require the vote of stockholders representing more than a simple majority of the votes cast. The General Corporation Law does not permit a corporation to specify a *lower* voting standard with respect to the corporate actions for which a stockholder vote is specified. Specifically, Section 102(b)(4) of the General Corporation Law permits a Delaware corporation to include in its certificate of incorporation provisions that increase the requisite vote of stockholders otherwise required under the General Corporation Law.[13] That subsection provides that "the certificate of incorporation may . . . contain . . . [p]rovisions requiring for any corporate action, the vote of a larger portion of the stock . . . than is required by [the General Corporation Law]."[14] While Section 102(b)(4) permits certificate of incorporation provisions to require a *greater* vote of stockholders than is otherwise required by the General Corporation Law, that subsection does not (nor does any other section of the General Corporation Law) authorize a

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[7] *Id.* § 344; *see also id.* § 203(a)(3) (requiring a business combination to be approved "by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder").

[8] *Id.* § 141(k). Section 141(k) expressly provides that "[a]ny director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors." In addition, Section 141(k) further provides that "[w]henever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole."

[9] *Id.* § 242(b)(1) (requiring "a majority of the outstanding stock entitled to vote thereon").

[10] *Id.* § 251(c) (requiring "a majority of the outstanding stock of the corporation entitled to vote thereon").

[11] *Id.* § 271(a) (requiring "a majority of the outstanding stock of the corporation entitled to vote thereon").

[12] *Id.* § 275(b) (requiring "a majority of the outstanding stock of the corporation entitled to vote thereon").

[13] *Id.* § 102(b)(4).

[14] *Id.*

corporation to provide for a *lesser* vote of stockholders than is otherwise required by the General Corporation Law. Any such provision specifying a lesser vote than the minimum vote required by the General Corporation Law would, in our view, be invalid and unenforceable under Delaware law.[15]

Moreover, under Delaware law, actions that mandate approval by stockholders representing a majority or more of the outstanding shares entitled to vote on the matter, require that abstentions, broker non-votes and shares absent from the meeting of stockholders must be counted as votes against the action. Because the Proposal would treat abstentions, broker non-votes and shares absent from the meeting of stockholders as having no effect on the outcome of the votes on such actions, the Proposal violates Delaware law.

The Proposal would also violate Delaware law in that it would purport to enable stockholders to amend the Certificate of Incorporation even in those cases where the General Corporation Law expressly requires the separate vote of the holders of a specific class or series of stock. Under the Certificate of Incorporation, the Company has authorized two classes of capital stock: Common Stock and Preferred Stock.[16] Indeed, pursuant to the Certificate of Incorporation, the Company has designated several series of Preferred Stock.[17] The holders of the Company's outstanding Common Stock and Preferred Stock, therefore, are entitled to the separate class voting rights applicable under Section 242(b)(2) of the General Corporation Law. That subsection provides, in relevant part, as follows:

> The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.[18]

The Proposal, if implemented, would purport to enable stockholders to act by a simple majority of the votes cast to approve any action, including an amendment to the Certificate of Incorporation that would, for example, alter the powers, preferences or special rights of the Preferred Stock or Common Stock so as to affect them adversely, without regard for the separate class vote required by Section 242(b)(2). To the extent the Proposal purports to eliminate this statutorily-required vote, it would, in our view, also violate the General Corporation Law.

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[15] *See, e.g.*, *Telvest, Inc. v. Olson*, 1979 WL 1759, at *1 (Del. Ch. Mar. 8, 1979) (referring to DGCL vote thresholds as "minimum requirements").

[16] *See* Morgan Stanley, Current Report (Form 8-K), Ex. 3.1 (Apr. 10, 2008).

[17] *See* Morgan Stanley, Annual Report (Form 10-K) (Feb. 27, 2012).

[18] 8 *Del. C.* § 242(b)(2).

II. The Proposal is beyond the power and authority of the Company to implement.

As set forth in Section I above, the Proposal, if implemented, would violate Delaware law. Therefore, in our view, the Company lacks the power and authority to implement the Proposal. Indeed, the Staff has repeatedly recognized that companies do not have the power and authority to implement proposals that violate state law.[19]

III. The Proposal is not a proper matter for stockholder action under Delaware law.

As set forth in Sections I and II above, the Proposal, if implemented, would violate Delaware law and the Company lacks the power and authority to implement the Proposal. Accordingly, the Proposal, in our view, is an improper subject for stockholder action under Delaware law.

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate Delaware law, that the Company lacks the power and authority to implement the Proposal and that the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WH/NS

[19] *See, e.g., Schering-Plough Corp.* (Mar. 27, 2008); *Bank of America Corp.* (Feb. 26, 2008); *Xerox Corp.* (Feb. 23, 2004); *Burlington Resources Inc.* (Feb. 7, 2003).